Mail Stop 4561

February 23, 2010

Denis A. Krusos
Chief Executive Officer
Copytele, Inc.
900 Walt Whitman Road
Melville, New York 11747

Re: Copytele, Inc.
        Form 10-K for Fiscal Year Ended October 31, 2009
        Filed January 29, 2010
        File No. 000-11254

Dear Mr. Krusos:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Item 1. Business

Overview, page 2

1.   We note that you expect to receive technology license fees of $11 million, payable in installments over a 27-month period beginning in May 2008, pursuant to your agreement with Videocon. Please tell us the consideration you have given to including corresponding disclosure in the Business and Management's Discussion and Analysis sections as fluctuations in expected receipts appear to be a known trend that will materially affect revenues in future periods.

Flat Panel Video Display Products, page 6

2.   You disclose that you are working with Videocon to implement your display technology for Videocon to produce the displays. Please clarify the development status of your products and whether the technology has been incorporated into commercially marketable products that are manufactured on a commercial scale. Refer to Item 101(c)(ii) of Regulation S-K. As applicable, include corresponding risk factor disclosure relating to the developmental status of products that are material to your business.

Item 1A. Risk Factors

3.   You recognized 95% of your net revenue in fiscal year 2009 from fee payments by Videocon. Tell us what consideration you have given to including a risk factor, which alerts investors to the fact that a significant amount of your revenues depend on this arrangement with Videocon. We also note that this agreement is governed by the laws of India. Tell us what consideration you have given to discussing the possible risks to your business associated with the enforcement, performance or administration of this agreement pursuant to Indian laws.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 18

4.   On page 19 you state that you entered into a share agreement with Mars Overseas, an affiliate of Videocon, to purchase 20 million unregistered shares of your common stock; and that your subsidiary entered into an agreement to purchase approximately 1.5 million global depository receipts of Videocon. Please describe the material terms of these transactions, including how the purchased and issued blocks of stock were valued. Also, discuss the effect of issuance and receipt of shares on your balance sheet, and any other significant factors, to help investors better understand the impact of these transactions on your financial statements.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Business Experience of our Directors and Executive Officers, page 36

5.   Describe briefly any arrangement or understanding between your directors and
        any other person(s) who should be named in the filing, pursuant to which your
        director was or is to be selected as a director or nominee. In this regard, we note
        that in connection with your license agreement with Videocon, you and Videocon
        have each appointed one senior advisor to each other's respective board of
        directors to advise on strategic planning and technology in the display field.
        Refer to Item 401(a) of Regulation S-K.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 38

General

6.   Please provide substantive analysis and insight into how your board of directors
        made actual payout determinations with respect to each compensation element for
        the years reported. Refer to Item 402(b)(1)(iii) and (iv) of Regulation S-K.
        Please provide a materially complete discussion of the specific factors considered
        by your committee in ultimately approving the specific forms and amounts of
        compensation and include a discussion of why the board believes that the amounts
        paid to each named executive officer under each form are appropriate, addressing,
        as necessary, the various items considered in making specific compensation
        decisions.

Compensation Committee Interlocks and Insider Participation, page 40

7.   Please specifically identify each officer and employee who, during the last
        completed fiscal year, participated in deliberations of the board of directors
        concerning executive compensation. Refer to Item 407(e)(4)(ii) of Regulation S-
        K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 44

8.   Please identify the natural person(s) who exercise the sole or shared voting and
        dispositive powers over the shares held of record by Mars Overseas Limited.
        Refer to Item 403(a) of Regulation S-K and Securities Exchange Act Rule 13d-
        3(d)(1).

Equity Compensation Plan Information, page 45

9.   Please include footnote disclosure describing the material features of the equity plans that were not approved by security holders. Refer to Item 201(d)(3) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 46

10.   We note your statement, "except as otherwise indicated herein, there have been no related party transactions." Please identify the transactions you are referring to in this statement and tell us specifically where the disclosure required by Item 404 of Regulation S-K is provided in your report. Please either include the information concerning related party transactions that is required by Item 404 of Regulation S-K, under this heading, or provide a precise cross reference to the page and sub-caption of the filing where the related party disclosure pertaining to Item 404 is presented.

Item 15. Exhibits, Financial Statement Schedules

Exhibits, page 49

General

11.   The Amended and Restated Technology License Agreement between you and Videocon is not filed in its entirety, as we are unable to locate Exhibits A-F to this agreement. We also note that you modified the payment terms of this agreement during the first quarter of fiscal 2010. Please re-file the agreement in its entirety pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

12.   We note that you entered into a Technology License Agreement with Volga Svet Ltd. to produce and market your thin, flat, low voltage phosphor displays in Russia. However, it appears that you have not filed the original license agreement as an exhibit to your Form 10-K, as we have only located your letter agreement filed as exhibit 10.10 and an amendment to the Joint Cooperation Agreement filed as exhibit 10.9. Please provide us with your analysis as to whether you are required to file this agreement as an exhibit to your Form 10-K. Refer to Item 601(b)(10)(i) and (ii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal